TASEKO ANNOUNCES THIRD QUARTER PRODUCTION RESULTS

October 9, 2014, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") announces third quarter 2014 production of 35.4 million pounds of copper and 650 thousand pounds of molybdenum from the Gibraltar Mine. Year-to-date production is 108.4 million pounds of copper and 1.9 million pounds of molybdenum, increases of 23% and 96%, respectively, over the same period in 2013.

In the third quarter 2014, total sales were 38.1 million pounds of copper and 700 thousand pounds of molybdenum.

The Gibraltar concentrators operated at design capacity during the third quarter, averaging 85,000 tons per day. Total throughput for the quarter was 7.8 million tons, a 15% increase over the same period in 2013.

While the quantity of ore released in the quarter was as planned, head grade was below forecast due to high wall stability issues that affected the quarterly development sequence. Mining operations were temporarily shifted to ore faces with lower grade ore. The lower grade ore also negatively impacted recoveries.

Russell Hallbauer, President and CEO of Taseko, stated, “In the past, we have encountered challenges when mining the bottom of the Granite Pit. The recent pit wall movement, which was relatively minor, has resulted in plan adjustments which will impact copper production and costs in the short-term. In conjunction with this event, the longer ore haul out of the bottom of the pit has affected our truck fleet productivities, increasing haulage costs. This is a temporary, cyclical situation which will be alleviated when operations transition back to the upper benches of the Granite Pit in the next few weeks. We are currently reviewing alternative mining plans for 2015, with the goal of maintaining a healthy profit margin and cash flow. As part of this review, we are investigating options to address the lower than budgeted waste stripping in 2014, due to shovel availability issues in the first half of the year, and the delayed ore release resulting from the pit wall movement. We have a number of options available to us and will move forward with a plan that addresses these two issues while ensuring the best overall operating margins.”

Mr. Hallbauer continued, “Over the past few months, the price of copper has moderately declined; however, the weakened price has not significantly impacted Taseko, given the equally weak Canadian dollar. The price of copper in Canadian dollars has remained flat since the middle of the year. Also important is our hedging program which mitigates our risk to a declining copper price. During the third quarter, we extended our copper put options through the first quarter of 2015. We are now protected at US$2.75 per pound in the fourth quarter and US$3.00 per pound in the first quarter for roughly one half of our share of Gibraltar copper production. We will look for opportunities to extend the put options beyond the first quarter 2015.”

Mr. Hallbauer added, “During the quarter, one of our large mining shovels required a major undercarriage overhaul, which occurs about every six years of operation. The combination of the pit wall instability, lower head grade and the shovel rebuild has impacted production and costs for the quarter.”

“For the second straight quarter, Gibraltar’s mill operations team achieved design throughput rates. Our operations team have stabilized milling rates and are now looking at ways for continued improvements,” concluded Mr. Hallbauer.

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.